Exhibit 99.1

Renren Announces Plan to Implement ADS Ratio Change

Beijing, China—December 11, 2019—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several U.S.-based SaaS businesses, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.001 per share, from the current ADS Ratio of one (1) ADS to fifteen (15) Class A ordinary shares to a new ADS Ratio of one (1) ADS to forty-five (45) Class A ordinary shares. The Company will file a post-effective amendment to the ADS Registration Statement on Form F-6 with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about January 9, 2020, subject to the SEC having declared the post-effective amendment to the ADS Registration Statement on Form F-6 to be effective on or before that date.

For Renren’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-three reverse ADS split. Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every three (3) existing ADSs then held for one (1) new ADS. Citibank, N.A., as the depositary bank for Renren’s ADS program, will arrange for the exchange of the current ADSs for the new ones. Renren’s ADSs will continue to be traded on the New York Stock Exchange under the symbol “RENN”.

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on Renren’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than three times the ADS trading price before the change. As previously announced on August 2, 2019, the Company received a letter of non-compliance from the New York Stock Exchange dated July 30, 2019, regarding its ADS trading price. The Company believes that the change in the ADS Ratio will help the Company to maintain compliance with the continued listing requirements of the New York Stock Exchange. However, the Company can give no assurance that this goal will be achieved.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several US-based SaaS business. Renren’s ADSs, each currently represents fifteen (15) Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com